4350 McKinley Street
Omaha, NE 68112
Tel: 402-453-4444
Fax: 402-453-7238

July 25, 2008

Securities and Exchange Commission

Division of Corporate Finance

Attention: Brian Cascio

450 Fifth Street N.W.

Washington, D.C. 20549-0300

RE:	Ballantyne of Omaha, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed April 1, 2008
Form 8-K/A filed December 28, 2007
Filed April 1, 2008
File No. 001-13906

To Mr. Cascio,

On behalf of the Corporation, the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your June 30, 2008 letter regarding the above-referenced filings. For ease of reference, we have reproduced the staff’s comments below along with our response to each comment.

Form 10-K as of December 31, 2007

Critical Accounting Policies Page 19

1.               Tell us and revise future filings to clearly disclose your accounting for consignment inventory, including how the inventory is reflected in your financial statements, how you record fees or other income from customer for the use of these assets, and your impairment policies. In addition, indicate the literature you relied on for your accounting treatment. The significant sale of consigned inventory should be discussed in the MD&A.

July 25, 2008

Response

Consignment inventory includes digital and film projection equipment that is provided to potential customers for demonstration purposes.  During 2007, the Company entered into operating lease agreements with third party customers for the use of the projection equipment, which included an option for the third party customers to purchase the equipment. Such equipment was included in consignment inventory and was sold during the first quarter of 2008 to the customers which is discussed within the MD&A under the Revenue – Theatre section on page 23 of the 10-Q filed for the quarter ended March 31, 2008.  The Company recognized revenue in accordance with SAB 104, upon delivery of title to the customer.  No other income was generated under these operating agreements. The remainder of consignment inventory is held at customer locations for demonstration purposes and is covered under customer use agreements.  In determining the accounting referenced above the Company considered the guidance contained within ARB 43, EITF 01-08 and FAS 13.

In future filings the Company will revise its disclosures of “Critical Accounting Policies” to include the accounting treatment discussed above.  In addition, the Company will include the following impairment policy in future filings:

Management reviews consignment inventory for impairment by comparing the inventory to estimated future usage and sales.

Financial Statements

Consolidated Balance Sheets Page 35

2.               We note that you have disclosed “Recoverable income taxes” on your balance sheet. Please tell us and disclose in future filings the nature of this tax asset. We note that you also have a deferred tax asset recorded on your balance sheet.

July 25, 2008

Response

Recoverable income taxes represent an income tax receivable that is recorded on the books for a refund due to Ballantyne in 2008 per the filing of the tax return for tax year ended December 31, 2007. The refund is a result of higher estimated payments made during the year than what was actually owed at the end of the year 2007.

In future filings, the following disclosure will be made:

“The Company recorded a receivable for the amount of the income tax refund due to the Company as a result of estimated payments made by the Company in excess of amounts actually owed.”

Statements of Operations Page 36

3.               We note that your equity in loss in joint venture of $245,703 is material to your statements of operations for fiscal year 2007. Please tell us how you complied with the requirements to file separate financial statements for your equity investment under Rule 3-09 of Regulation S-X.

Response

On June 30, 2008, Ballantyne filed a 10-K/A to include the separate financial statements of Digital Link II which are included as Exhibit 99.  The submission on June 30th complies with the requirements of Rule 3-09(b)(2) of Regulation S-X which states “if the fiscal year of any 50 percent or less owned persons ends within the registrant’s number of filing days before the date of the filing, or if the fiscal year ends after the date of the filing, the required financial statements may be filed as a amendment to the report with the subsidiary’s number of filing days…” Ballantyne of Omaha, Inc. a 44.4% owner of Digital Link II has a fiscal year end of December 31st and the filing date as an accelerated filer is seventy-five days after the fiscal year, or March 17, 2008. The fiscal year end of Digital Link II is March 31st which occurs after Ballantyne’s date of filing. Therefore, the separate audited financial statements of Digital Link II were due to be filed ninety days after Digital Link II’s year end, as Digital Link II is not an accelerated filer, on June 30, 2008.

Note 1. l. Revenue Recognition Page 41

4.               Please tell us whether you have any additional performance obligations after your products are delivered and revenue is recognized such as installation or training. If your products are components of an integrated system as discussed on page 5 tell us and disclose in future filings how you recognize revenue for each of the components and how you determine when all the requirements are met for revenue recognition. Refer to SAB Topic 13A. In addition, tell us how you determine objective and reliable evidence of fair value of the undelivered elements when you apply EITF 00-21.

July 25, 2008

Response

A vast majority of sale agreements entered into by Ballantyne do not contain any additional performance obligations and only provide for the sale of inventory. In limited circumstances, Ballantyne has entered into arrangements with customers which include the sale of inventory in addition to providing installation and training services. For agreements that provide for multiple deliverables, the Company refers to the guidance of EITF 00-21 as noted on pg. 6 of the 10-K filed for the year ended December 31, 2007.

In those bundled arrangements that include inventory, installation and training, the Company allocates revenues to each element using the relative fair values for each deliverable, with the fair values being determined based upon stand-alone sales of such deliverables.

In response to the Staff’s comment, the Company will provide the following disclosure in future filings relative to revenue recognition for the sale of an integrated system:

Ballantyne manufactures and sells motion picture projectors which are highly complex and have many components that make up a complete system, which is referred to as an “integrated system.” Each customer selects options for certain components that they select in determining the integrated system they chose to purchase. To recognize revenue, the Company follows the requirements of Staff Accounting Bulletin 104, Revenue Recognition, (as defined in SAB 13A) which consists of performing the following:

•                  Persuasive evidence of an arrangement exists:

•                  Delivery has occurred or services have been rendered

•                  The seller’s price to the buyer is fixed or determinable

•                  Collectibility is reasonably assured

Once the customer has determined the features for their “integrated system”, Ballantyne manufactures the system to their preference, and then ships the system when it is complete. Revenue is generally recognized upon shipment of the product to the third party. In those limited situations where the shipping terms are FOB destination point Ballantyne recognizes revenue when the product is delivered.

Note 4. Investment in Digital Link II Joint Venture Page 47

5.               We note that you have a 44.4% membership interest in a joint venture called Digital Link II. We also note that when the joint venture was formed or shortly thereafter, the Company tendered $6.2 million in assets to the JV, which was in excess of half of the JV’s assets at the reporting date. Please tell us how you determined that you are not the primary beneficiary as defined by FIN 46.

July 25, 2008

Response

During the first quarter of 2007, the Company transferred equipment with a fair value of $6.2 million in return for an investment in Digital Link II, LLC valued at $2.75 million (44.4%) and cash consideration of approximately $3.45 million.

Paragraph 13 under FIN 46(R) states that “an enterprise with a variable interest in specified assets of a variable interest entity shall treat a portion of the entity as a separate variable interest entity if the specified assets (and related credit enhancements, if any) are essentially the only source of payment for specified liabilities or specified other interests.” The guidance goes on to state that “that requirement does not apply unless the entity has been determined to be a variable interest entity.” The Company has determined, based on the guidance of paragraph 5 of FIN 46(R), that Digital Link II, LLC is not a variable interest entity. Therefore, Ballantyne is not the primary beneficiary of Digital Link II, LLC as defined by FIN 46(R).

Note 6.  Acquisition of Marcel Desrochers, Inc. page 48

6.               We note the discussion on page 48 that the assets and liabilities assumed in the acquisition of Marcel Desrochers were recorded at estimated fair values as determined by Company’s management based on information currently available and preliminary independent appraisals. Please tell us about the nature and extent of the third party’s involvement in your decision making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response

Related to the acquisition of Marcel Desrochers, Inc. (MDI), the Company engaged CBIZ Valuation Group (CBIZ) to assist management with the apprasial of intangibles for purposes of complying with the accounting requirements of FASB Statement No. 141, Business Combinations. Through this process, management determined the inputs and assumptions needed to make the valuation determination. The services provided by CBIZ were limited to assisting with the modeling of the inputs and assumptions provided by management. Based on the guidance in the SEC Staff Speech “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB developments” released on December 11, 2007, management will take responsibility in lieu of naming the expert.

In future filings, management expects to take full responsibility for the valuation referenced above and will not refer to the expert in any capacity. We acknowledge the Staff’s comments and in those instances where we choose to refer to an independent valuation firm in a ’34 Act filing, we will name the expert in such filing.

July 25, 2008

We also acknowledge that we will include as an exhibit to any future registration statement, a consent from the independent valuation firm (expert), when the we intend to incorporate by reference the Form 10-K into the registration statement. Additionally, per our discussions, we will name the valuation firm within the registration statement.

Form 10-Q  as of March 31, 2008

Note 6. Investments Page 12

7.               We note the discussion on page 12 that you determined that your auction rate securities have significant unobservable inputs (Level 3). You disclose that you have used a cash flow model to determine fair value with several inputs. Please tell us and revise future filings to disclose the significant inputs and assumptions used to determine these values. Please refer to the disclosures section of SFAS 157 paragraph 33(c). In addition, tell us how your estimated value using the cash flow model would compare to the estimate amount you would receive if you were to sell the securities in the market today.

Response

The Company advises the Staff that the following significant inputs and assumptions were considered and utilized in the cash flow model that was used to estimate fair value of the auction rate securities (ARS):

•	Interest rate indices – LIBOR curve and commercial paper rates obtained.
•

Rating transition matrix – the rating transition matrix gives transition probabilities for the underlying collateral migrating from one rating level to another in one year, particularly the transition probability to default status. The rating transition matrix is constructed from rating migration and default data published by the rating agencies.

•	Default and recovery rates – the default rate is estimated using a credit spread (discount margin) over the risk free rate curve obtained.
•	Illiquidity risk – in a distressed market, investors may not be able to find willing buyers, hence reduced liquidity.
•

Estimate for the timing of full redemption of the securities – the full redemption is estimated to take place in two years on the historical observation that economic cycles usually turn around within two years.

•	Estimated weighted average coupon – the yield, considered to be the weighted average cost of capital (WACC), is related to the financial strength and outlook of each fund.

The Company will revise future filings, beginning with the June 30, 2008 Form 10-Q, to include a description of these inputs and assumptions for those ARS’s that have significant unobservable inputs (Level 3).

We also wish to advise the Staff that during the second quarter the Company redeemed $1,225,000, at par value, of its outstanding ARS investments that existed as of March 31, 2008. Additionally, management anticipates a large portion of the redemptions to occur through the fund itself during 2008.  However, almost all of these redemptions were made by the fund itself with a small portion of “sale” activity occurring to a third party through the auction process. Therefore, due to the limited “sale” activity, there is not enough activity in the market which would allow us to value these securities using level one inputs (quoted market prices). However, if we were to sell the securities to a third party, we would anticipate the selling price to be consistent with the valuation provided per the cash flow model that takes into consideration a liquidity discount that management believes would be a factor in the sale of these investments.

8.               We note that your impairment to the fair value of your auction rate securities was deemed temporary and that you recorded an unrealized loss within other comprehensive income (loss). We also note the discussion that you cannot predict how long the current imbalance in the auction-market will continue. Please tell us how you determined that the impairment is temporary and why you did not consider the impairment to be other than temporary. Your response should address your intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. Refer to SAB Topic 5.M. and paragraph 16 of SFAS 115.

July 25, 2008

Response

At March 31, 2008, the Company determined, considering the guidance in SEC Staff Accounting Bulletin Topic 5M that the impairment in the fair value of the ARS is temporary for the following reasons:

•	As noted previously, the ARS began experiencing failed auctions in mid-February. Therefore, the length of time the failed auctions had been occurring was short.
•

The investments are in closed-end funds that are AAA rated and fully collateralized.  Further the Company is a preferred shareholder in all the six funds.  The ratings and collateralization is confirmed every seven days at each auction regardless of whether the auction fails or succeeds. Therefore, the financial condition of the issuer is strong and management believes the impairment is more a result of the illiquidity in the market and not the creditworthiness of the issuers.

•

The amount of the temporary impairment recorded to accumulated other comprehensive income was only 8.72% of the carrying value.  We viewed this evidence as corroborative that the underlying credit worthiness of the securities was not impaired.

•

We believe that as of March 31, 2008, there is sufficient capital to run our business with our cash position and our ability to draw on our credit facilities such that the current lack of liquidity in the auction rate market will not have a material impact on our ability to fund our operations or interfere with our external growth plans. We continue to receive interest at a maximum default rate on the auction-rate securities and believe, due to our ability to fund our operations while a current lack of liquidity exists in the auction rate market and the attributes of the auction-rate securities held, the full value of the auction-rate securities held will be realized upon settlement in the future. Therefore, it is management’s intent to hold these securities for a sufficient amount of time to allow for a recovery in the market value to occur.

Therefore, in accordance with SFAS No. 115, the Company recorded a temporary impairment charge that resulted in an unrealized loss recorded within the other comprehensive income (loss) component of stockholders’ equity.

The Company advises the Staff that we are currently updating our assessment of the impairment as “temporary” or “other than temporary” in connection with second quarter closing.

9.               In future filings, disclose the maximum contractual default rate and the current interest rate on these securities at the end of each period.

Response

In future filings, Ballantyne will disclose the weighted average maximum contractual default rate, which is currently the interest rate being earned, on all auction rate securities held by the Company which will be noted as follow:

“Due to the inability to trade all of the Company’s investments in auction-rate securities in the current market, the Company continues to earn interest on its investments at a maximum contractual default rate. The weighted average maximum contractual default rate being earned is XX%. Because of the inability to trade these investments, a readily determinable fair value using market observables (Level 1) does not exist. Therefore, in accordance with SFAS No. 157, “Fair Value Measurement,” the Company used a cash flow model to determine the estimated fair value of its auction-rate securities (Level 3).  The assumptions used in preparing this model included, among other items, estimates for interest rates, default and recovery rates, illiquidity risk and an estimate for the timing of full redemption of the securities.”

July 25, 2008

Liquidity and Capital Resources Page 26

10.   We note the discussion on page 26 that to determine the fair value of the auction-rate securities, a third party valuation was performed using a cash flow model that required management to make certain projections and assumptions that would be used by market participants in the pricing of auction rate securities. Please tell us about the nature and extent of the third party’s involvement in your decision making process associated with the referenced valuation. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include a consent of the independent valuation firm as an exhibit to the registration statement.

Response

The Company retained and relied upon Gifford Fong Associates (valuation firm) for purposes of complying with the accounting requirements of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the Company’s investments in ARS.

Based on the level of third party involvement, management, beginning with the next filing, will name the independent valuation firm that provided services related to this acquisition.

We also acknowledge that we will include as an exhibit to any future registration statement, a consent from the independent valuation firm (expert) that provided these valuation services, when the we intend to incorporate by reference the Form 10-Q into the registration statement. Additionally, per our discussions, in lieu of amending the Form 10-Q to name the valuation firm, we will name the valuation firm within the registration statement.

Form 8-K/A filed on 12/28/07

11.   We note that the purchase price allocation included in Exhibit 99.2 of the Form 8-K/A filed on December 28, 2007 for the Marcel Desrochers, Inc. acquisition is significantly different than the allocation on page 48 of your Form 10-K, particularly related to identifiable intangible assets. Please tell us the reason for the significant differences in these two allocations.

Response

The intangible assets reported on the Pro Forma Balance sheet per Exhibit 99.2 of Form 8-K/A was a preliminary estimate based on management’s assumptions regarding the intangibles being purchased by the Company from Marcel Desrochers, Inc. (See explanatory comment (g) for this detail provided per the filing of the 8-K/A.) The intangible assets reported on pg. 48 of the 10-K/A which reflects the value of the intangible assets at the date of purchase (October 12, 2007), were determined with the assistance of a third-party valuation expert which resulted in a refinement in the value of the intangibles based on additional information obtained.  Therefore, the determination of the intangible asset balance is primarily due to timing of the receipt of additional financial information from the appraisal firm.

July 25, 2008

12.   We note that Exhibit 99.4 of the Form 8-K/A filed on December 28, 2007 provides audited Financial Statements for the Marcel Desrochers, Inc. acquisition for one year. Please tell us how your presentation complies with Rule 3-05 of Regulation S-X, which would appear to require audited financial statements for two years.

Response

Based on the computations under the guidance provided by S-X Rule 1-02(w), the asset test and the investment test did not exceed a significance level greater than 10 percent.  The Company computed significance for the income test of S-X Rule 1-02(w) using the five year averaging guidance.  Such significance (29.27%) was determined as follows:

Income Test

Ballantyne

2006	2,299,524	2,299,524
2005	6,784,765	6,784,765
2004	5,891,513	5,891,513
2003	1,073,981	1,073,981
2002	(1,754,194)	—	*

Total		16,049,783
		/ 5
Avg Five Year - Pre Tax Income		3,209,957

Marcel Desrochers, Inc.

Pre Tax Income		939,628

		29.27%

* Not included in calculation as reported Pre-tax net loss

Therefore, audited financial statements of Marcel Desrochers, Inc. were filed for their most recently completed fiscal year which ended on November 30, 2006.

July 25, 2008

General

Finally, we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K and 10-Q;

•

Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-Q; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I plan to contact you after sending you a copy of this letter to establish a good time for us to go through these comments. I look forward to working with the staff to resolve your questions or concerns. Please do not hesitate to contact me at (402) 453-4444 with any questions or concerns.

Sincerely,

/s/ Kevin Herrmann

Kevin Herrmann

Chief Financial Officer

Ballantyne of Omaha, Inc.